SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 January 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







January 30, 2003



BP AND AMERADA HESS AGREE SWAP


BP has agreed an exchange of interests with Amerada Hess under which BP will swap its 25 per cent interest in block A-18 of the Malaysia Thailand Joint Development Area (JDA), for Amerada Hess's interests in Colombia.

The Colombian interests include a 12 per cent stake in the Santiago de las Atalayas, Tauramena and Rio Chitamena contracts, in which the Cusiana and Cupiagua fields are located; 10 per cent in the Recetor Association contract; and a 9.6 per cent stake in the OCENSA pipeline.

Amerada Hess will also make a balancing payment to BP of $10 million.

The exchange allows both companies to consolidate their portfolios in their respective areas and focus on activities where they already have material upstream businesses. It adds some 58 million barrels of proven reserves to BP's Colombian portfolio.

The deal is subject to certain regulatory approvals and notifications. Completion is expected in the first half of 2003.

Notes to editors:

  - Following the transaction, ownership of the Colombian assets will be:

   SDLA/Tauramena/Rio Chitamena: BP 31 per cent*, TotalFinaElf 19 per cent, Ecopetrol 50 per cent

   Recetor:  BP 50 per cent*, Ecopetrol 50 per cent

   OCENSA:  Ecopetrol 35.29 per cent, BP 24.8 per cent*, TOTAL Pipeline Colombia
   15.2 per cent, Enbridge 24.71 per cent

   *After consolidating interests with Triton Colombia Inc and Triton Pipeline Colombia

  - Current production from the Cusiana/Cupiagua fields is some 190,000 barrels per day gross, with a further 25,000 barrels per day gross from the Recetor licence.



Further enquiries:

Clare Bebbington, BP press office, tel: +44 (0)20 7496 4851


                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated: 30 January 2003                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary